Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD COMPLETES SALE OF LAND TO GOLDEN SHARE MINING
FOR SIGNIFICANT EQUITY INTEREST

TORONTO, ONTARIO—(Marketwire — November 28, 2011) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company recently closed its transaction with Golden Share Mining Corporation (“Golden Share”) pursuant to which Lake Shore Gold acquired direct ownership of a total of 21,690,000 common shares of Golden Share representing 19.9% of the outstanding shares, as well as warrants to acquire an additional 10,845,000 common shares of Golden Share (representing 9% of the outstanding shares on a partially diluted basis) at an exercise price of $0.20 per common share.  The common shares and warrants were acquired through a private transaction in return for the transfer of certain real property and mineral interests.  Combined, the common shares and common share purchase warrants represent a 27.2% interest in the common shares of Golden Share (assuming the exercise of all warrants held by Lake Shore Gold and not including the exercise of any other options or warrants of Golden Share that may be outstanding).

In connection with the transaction, Lake Shore Gold and Golden Share entered into a shareholder agreement.  The agreement provides Lake Shore Gold with the right to participate pro rata in future equity financings by Golden Share in order to maintain its ownership interest, and to nominate one director for election to Golden Share’s board. This right extends for a period of five years provided that Lake Shore Gold continues to own not less than 9.9% of Golden Share’s issued and outstanding common shares. Lake Shore Gold also holds a 1% net smelter returns royalty on future gold and other metals produced from the property.

Lake Shore Gold acquired the shares for investment purposes.  Lake Shore Gold has no present intention to acquire any additional shares, but may exercise its right to maintain its pro rata shareholdings upon any equity financing by Golden Share.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com